Sit U.S. Government Securities Fund

Delivering positive annual returns since inception.

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Sit Investment Associates
Sit Mutual Funds

We value nothing more than our shareholders' trust.
1-800-332-5580 www.sitfunds.com

The Sit U.S. Government Securities Fund has posted positive year-end annual returns since the Fund's inception on June 2, 1987. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.